

02033867

Semtech Corporation

2002 Annual Report

Financial Highlights

Dollars in thousands, except per share amounts	Fiscal Year 2002	Fiscal Year 2001	% Change
Net sales	$ 191,210	$ 256,685	-26%
Gross profit	93,290	144,866	-36%
Operating income	27,021	76,694	-65%
Net income	$ 26,003	$ 60,220	-57%
Net income per share:			
Basic	$ 0.37	$ 0.91	-59%
Diluted	$ 0.33	$ 0.79	-58%
Working capital	$ 402,970	$ 530,737	-24%
Current ratio	15.8	16.2	-3%
Long-term debt to equity	122%	165%	-26%
Stockholders' equity	$ 298,795	$ 242,357	+23%
Equity per share	$ 4.14	$ 3.56	+16%

> The overall semiconductor industry declined by more than 30 percent in calendar year 2001, its largest decline in thirty-five years. Semtech was impacted by these very poor industry conditions and weakness in the end markets. But for the year, Semtech maintained profitability, had positive operating cash flow of $65 million, bought back $65 million of common stock and convertible debentures, and continued a heavy investment in new product development. Semtech enters the coming year well positioned for growth and profitability.

A relentless investment in human resources required to design and market new products gives Semtech the advantage.

> Advantage. Semtech's business model aims to maximize profitability and cash flow, while minimizing risk. We accomplish this by investing in the engineers required to design and market new products, then employ other people's capital to actually manufacture the products. In the analog and mixed-signal sector of the semiconductor industry, technical talent is more valuable than capital-intensive production capacity.

anticipation > innovation



We introduce cutting-edge products ahead of the competition



> Anticipation. Our marketing and applications engineers devote a lot of time and energy to learning about new programs and carefully define new products to support them. Our circuit design engineers then design and layout these performance-enhancing parts. In the end, Semtech introduces proprietary products that offer innovation to our customers, many times before our competition even initiates the development process.

innovation > opportunity



More than 30% of our design wins were from new customers



> **Innovation.** Because we emphasize the development of new products, we provide our customers with the added value and innovation they need to be successful. Improved performance, such as increased battery life in portable devices, and added features, like multiple clock synchronization inputs in a SONET node, create opportunities for Semtech. The opportunity to grow sales and expand gross margin comes to those who innovate.

opportunity > growth



Increase content, gain market-share and develop new market opportunities



> Opportunity. Semtech drives growth in three ways. First, by increasing the Semtech-content available to sell into existing applications. Second, by gaining market-share against competitors, who are many times larger than Semtech. And, finally, by pursuing new market applications, like computer-based gaming systems. New product development is key to all of these opportunities and fuels our growth.

> Fiscal year 2002 was a test of will against adversity for Semtech, the entire semiconductor industry and the country as a whole.

The year began with a weakening of most end markets. Initially, the communications infrastructure and semiconductor test equipment markets, both key consumers of Semtech products, were less adversely affected than computer, cell phone handset and industrial equipment markets. However, in subsequent quarters, those less affected markets were hit even more severely and have been slower to recover.

The second quarter of fiscal year 2002 was the bottom of the cycle for Semtech in terms of shipments, and we experienced a gradual improvement in business conditions throughout the balance of the year. Orders were temporarily impacted during the third quarter as a result of the September 11 terrorist attacks, but again improved in the fourth quarter.

> Anticipation and Execution. As orders began to slow in the first quarter of fiscal year 2002, we made a thorough analysis of our individual product lines and overall operating model. It was apparent that weaker market conditions were very likely to last beyond just one or two quarters, especially in the more capital-intensive industries of communications and test equipment. We therefore implemented a strategy to streamline our product lines and update our operating model for the realities of lower revenues for the balance of fiscal year 2002.

$65 million

Positive operating cash flow

> **Improving Operating Efficiency.** By the end of this past year, we had reduced our overall headcount by 26%. The Company's Santa Clara, California, wafer fabrication facility was sold in April of 2001 and in January of 2002, we announced our intent to eventually close our last wafer fabrication plant, located in Corpus Christi, Texas. We plan to complete our migration to being 100% fabless by the end of fiscal year 2003. The positive impact of these changes is apparent in our results for fiscal year 2002 and should continue to provide leverage to operating income in subsequent years.

Calendar year 2001 was difficult for Semtech and other companies in the semiconductor industry. Worldwide semiconductor sales declined by more than 30%. Semtech's net sales declined 26% for this comparable period (fiscal year 2002). Net income, prior to one-time items, declined 40%. Gross profit margin, prior to one-time items, fell from a peak of 58% in the first quarter to a low of 54% in the second quarter. We recorded a one-time charge of $14 million to cost of goods sold in the second quarter for the write-down and discontinuation of inventories. By the fourth quarter, gross margin had recovered to 56% of net sales. For all of fiscal year 2002, gross margin, prior to the one-time items, was 56%, the same as for the record year of fiscal 2001. It is a testament to Semtech's operating model that we were able to sustain a 26% reduction in sales and yet maintain our gross margin ratio.

$544 million

Cash and investments at year end

> **Return to Growth.** As I mentioned, the second quarter of fiscal year 2002 saw the bottom of the cycle for shipments and profits. We increased net sales sequentially in both the third and fourth quarters. In addition, profits increased at a substantially higher rate off the second quarter low point. Historically, our profits have increased at a much faster pace than revenues.

With the view we took early in the year that revenue growth for the second half of fiscal year 2002 would be lower than in previous years, we kept a firm grip on costs. However, we did put resources in place to be able to execute quickly to pursue market opportunities. And we continued to invest in the development of innovative, proprietary products that can accelerate our growth as economic conditions improve.

Fiscal year 2002 was certainly challenging. I think we anticipated the slowdown, executed in a difficult market and positioned the Company to grow once again at a faster rate than our competitors. I would like to thank our customers, shareholders and employees, who have remained loyal to Semtech in this past year.

Regards,



John D. "Jack" Poe
Chairman and Chief Executive Officer

$65 million

Repurchased common stock and convertible debentures

Financial Contents

12 Management's Discussion and Analysis of Financial Condition and Results of Operations

21 Consolidated Statements of Income

22 Consolidated Balance Sheets

23 Consolidated Statements of Stockholders' Equity and Comprehensive Income

24 Consolidated Statements of Cash Flows

25 Notes to Consolidated Financial Statements

37 Reports of Management and Independent Public Accountants

38 Five Year Selected Financial Data and Price Range of Common Stock and Related Data

39 Corporate Directory and Investor Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this Annual Report. In addition to historical information, the discussion in this Annual Report contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors, including but not limited to, those set forth under "Risk Factors" and elsewhere in this Annual Report and those disclosed in our Form 10-K for the year ended January 27, 2002, as filed with the SEC. We assume no obligation to update any of the forward-looking statements after the date of this Annual Report.

Overview

We design, produce and market a broad range of products that are sold principally to customers in the computer, communications and industrial markets. Our products are designed into a wide variety of end applications, including notebook and desktop computers, computer gaming systems, personal digital assistants (PDAs), cellular phones, wireline networks, wireless base stations and automated test equipment (ATE). Products within the communications market include products for local area networks, metro and wide area networks, cellular phones and base-stations. Industrial applications include ATE, medical devices and factory automation systems. Our end customers are primarily original equipment manufacturers and their suppliers, including Acer, Agilent, Cisco, Compaq, Dell, First International, IBM, Intel, Microstar, Motorola, Samsung and Sony.

We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, receipt by the customer has been confirmed, the fee is fixed or determinable and collectibility is probable. Product design and engineering revenue is recognized during the period in which services are performed. We defer revenue recognition on shipment of certain products to distributors where return privileges exist until the products are sold through to end users. Gross profit is equal to our net sales less our cost of sales. Our cost of sales includes materials, direct labor and overhead. We determine the cost of inventory by the first-in, first-out method. Our operating costs and expenses generally consist of selling, general and administrative (SG&A), product development and engineering costs (R&D), costs associated with acquisitions, and other operating related charges.

Most of our sales to customers are made on the basis of individual customer purchase orders. Many large commercial customers include terms in their purchase orders which provide liberal cancellation provisions. Trends within the industry toward shorter lead-times and "just-in-time" deliveries have resulted in our reduced ability to predict future shipments. As a result we rely on orders received and shipped within the same quarter. Sales made directly to original equipment manufacturers during fiscal year 2002 were 70% of net sales. The remaining 30% of net sales were made through independent distributors.

We divide and operate our business based on three reportable segments: Standard Semiconductor Products, Rectifier and Assembly Products, and Other Products. We evaluate segment performance based on net sales and operating income of each segment. We do not track segment data or evaluate segment performance on additional financial information. As such, there are no separately identifiable segment assets nor are there any separately identifiable statements of income data (below operating income). The Standard Semiconductor Products segment makes up the vast majority of overall sales and includes our power management, protection, high-performance, advanced communications and human input/system management product lines. The Rectifier and Assembly Products segment includes our line of assembly and rectifier devices which are the remaining products from our original founding as a supplier into the military and aerospace market. The Other Products segment is made up of other custom integrated circuit (IC) and foundry sales.

Our business involves reliance on foreign-based entities. Several of our outside subcontractors and suppliers, including third-party foundries that supply silicon wafers, are located in foreign countries, including

China, Malaysia, the Philippines and Germany. For the fiscal year ended January 27, 2002, approximately 28% of our silicon was manufactured in China. During fiscal years 2002, 2001 and 2000, foreign sales constituted 62%, 58%, and 64%, respectively, of our net sales. Approximately three-fourths of foreign sales are to customers located in the Asia-Pacific region. The remaining are to customers in Europe.

One of our strategies is to expand our business through strategic acquisitions. Over the past several years, we have made several small acquisitions in order to increase our pool of skilled technical personnel and penetrate new market segments, such as high performance, advanced communications and system management devices. These acquisitions include: USAR Systems Incorporated; Practical Sciences, Inc.; Acapella Limited; and Edge Semiconductor. The acquisitions of USAR, Acapella and Edge were accounted for as poolings of interests.

Results of Operations

Fiscal Year 2002 Compared With Fiscal Year 2001

> **Net Sales.** Net sales for fiscal year 2002 were $191.2 million, a decline of 26% compared to $256.7 million for fiscal year 2001. Overall semiconductor industry conditions were very weak during fiscal year 2002, as were the end markets that we serve. The weakest end markets for fiscal year 2002 were the industrial market and the wireline portion of the communications market. Sales of our Standard Semiconductor Products segment shrank 24% in fiscal year 2002. Rectifier and Assembly Products' sales declined 26% and our Other Products segment declined 53% in fiscal year 2002.

Standard Semiconductor Products represented about 92% of net sales in fiscal year 2002. The decline in sales in this segment was due to both weak industry conditions and weak demand from customers. Only the power management product line within the Standard Semiconductor Products segment grew in the year, while all other product lines in the segment declined. The power management product line benefited from strength in computer and wireless applications. The largest absolute dollar declines in net sales within the segment were in our protection and high performance product lines. The protection product line was hurt by weakness in the wireline segment of the communications market and price declines in portable applications. High performance product line sales were impacted by a severe downturn in the ATE portion of the industrial market.

Sales of our Rectifier and Assembly Products segment declined due to weak industry conditions and a strategic focus on proprietary products. Other Products declined as a result of a strategic de-emphasis of custom and foundry services. We plan to eventually exit the custom and foundry product offerings.

In fiscal year 2001, favorable market conditions benefited all three of our reportable segments. The Standard Products segment was most benefited by a large increase in sales of our high performance and protection product lines. On an absolute dollar basis, these two product lines had the largest impact on our increase in net sales. Sales of these two product lines were benefited by strength in the communications end market and the test equipment area of the industrial end market. Our power management product line (also part of our Standard Products segment) sales' grew only slightly in fiscal year 2001 due in part to weak demand from computer related customers.

> **Gross Profit.** Gross profit for fiscal year 2002 was $93.3 million, compared to $144.9 million for the prior year. This decrease was due to lower sales levels in all three of our reportable segments and one-time cost of $14.0 million for the write-down of inventory and discontinuation of certain products during the second quarter. Our gross margin was 49% for fiscal year ended January 27, 2002, compared to a gross margin of 56% for fiscal year ended January 28, 2001.

The write-down of inventory and discontinuation of certain products during the second quarter was the result of a critical review we conducted during that quarter. A severe industry downturn and a related drop in demand from end customers made certain inventories excess and obsolete, and certain product lines non-strategic. Of the $14.0 million write-down of inventory and discontinuation of certain products, $13.4 million was associated with the Standard Products segment,

$400,000 with the Rectifier and Assembly Products segment and $150,000 with the Other Products segment. In the fourth quarter of fiscal year 2002, we recorded a one-time gain of $68,000 on the sale of inventory of the Standard Products segment that had been reserved during the second quarter.

> **Operating Costs and Expenses.** Operating costs and expenses were $66.3 million, or 35% of net sales, for the fiscal year 2002. Operating costs and expenses for fiscal year 2001 were $68.2 million, or 27% of net sales. The decline in absolute dollars of operating costs and expenses was the result of cost cutting measures, which included headcount reductions and declines in variable expense items. Despite an absolute drop in operating costs and expenses, these costs went up as a percent of net sales due to the much lower revenue base.

Operating costs and expenses for fiscal year 2002 include one-time costs of $2.0 million associated with an approximate 200-person reduction in headcount made in the first half of the year and one-time costs of $765,000 associated with a pending Superfund settlement. As of January 27, 2002, $231,000 of the one-time headcount reduction costs have yet to be paid out in cash.

> **Operating Income.** Operating income was $27.0 million in fiscal year 2002, down from operating income of $76.7 million in fiscal year 2001. Operating income was impacted by a 26% decline in net sales, a drop to 49% gross margin and one-time costs of $2.7 million related to headcount reductions and a pending Superfund settlement.

We evaluate segment performance based on net sales and operating income of each segment. Operating income for the Standard Semiconductor Products segment declined 64% in fiscal year 2002. Operating income in the Standard segment was benefited by an increase in power management product line sales and was most hurt by large declines in our protection and high performance product lines. In fiscal year 2001, the high performance product line had operating margins above our consolidate average.

Operating income for the Rectifier and Assembly Products segment increased by 11%, while the Other Products segment decreased 73% in fiscal year 2002. Rectifier and Assembly Products operating income improved due to higher gross margin and lower operating expenses associated with this segment. Other Products' operating margin reflected poor efficiencies associated with a lower sales level.

Operating income for the Standard Semiconductor Products segment in fiscal year 2001 was benefited by a significant increase in our protection and high performance product line sales, which had above corporate average operating margins. Operating income for the Rectifier and Assembly Products segment increased in fiscal year 2001 due to a shift in manufacturing to our lower-cost facility in Mexico and reduced overhead. Other Products operating income decreased due to lower gross margins and underutilized overhead.

> **Interest and Other Income.** Net interest and other income of $6.8 million was realized in fiscal year 2002. For fiscal year 2001, interest and other income was $9.3 million. Other income and expenses is primarily interest income from investments and interest expense associated with our outstanding convertible subordinated notes. The decline in interest and other income in fiscal year 2002 was mostly due to lower rates of return on our investments as compared to the prior year.

> **Provision for Taxes.** Provision for income taxes, excluding the tax effect of extraordinary gains, was $9.5 million for fiscal year ended January 27, 2002, compared to $25.8 million in the fiscal year ended January 28, 2001. The effective tax rate for fiscal years 2002 and 2001 were 28% and 30%, respectively. The decline is due to increased sales through foreign-based subsidiaries that are in lower tax jurisdictions.

> **Extraordinary Gain.** For fiscal year 2002, we reported an extraordinary gain on extinguishment of debt, net of tax, in the amount of $1.6 million. The gross amount of the gain was $2.3 million and the associated tax was $639,000. The gain was a result of our repurchase of 35,680 of our $1,000 face value convertible subordinated notes below their stated par value. We had no extraordinary gain in the prior fiscal year.

Fiscal Year 2001 Compared With Fiscal Year 2000

> **Net Sales.** Net sales for fiscal year 2001 were $256.7 million, compared to $173.8 million for fiscal year 2000, a 48% increase. This increase was due in part to favorable market conditions in the overall semiconductor industry and the growth in sales into the communications and industrial end market. Sales of our Standard Semiconductor Products segment grew 52% in fiscal year 2001. Rectifier and Assembly Products' sales increased 25% and our Other Products segment grew 7% in fiscal year 2001.

Standard Semiconductor Products represented about 91% of net sales in fiscal year 2001, while Rectifier and Assembly Products' sales were 6% and our Other Products were 3% of net sales. Favorable market conditions benefited all three of our reportable segments. The Standard Products segment was most benefited by a large increase in sales of our high performance and protection product lines. On an absolute dollar basis, these two product lines had the largest impact on our increase in net sales. Sales of these two product lines were benefited by strength in the communications end market and the test equipment area of the industrial end market. Our power management product line (also part of our Standard Products segment) sales' grew only slightly in fiscal year 2001 due in part to weak demand from computer related customers.

> **Gross Profit.** Gross profit for fiscal year 2001 was $144.9 million, compared to $91.0 million for the comparable period in the prior year, a 59% increase. Our gross margin was 56% for fiscal year 2001. This compared to a gross margin of 52% for fiscal year 2000. The improvement is attributed to increased operating efficiencies associated with higher shipment levels, higher revenue contribution from products introduced in the eighteen months ending prior to the end of the period, and a favorable shift in product mix toward higher margin product lines.

> **Operating Costs and Expenses.** Operating costs and expenses were $68.2 million, or 27% of net sales, for fiscal year 2001. Operating costs and expenses for fiscal year 2000 were $48.1 million, or 28% of net sales. Operating costs and expenses, as a percentage of net sales, were lower for fiscal year 2001 than previous levels due to higher shipment rates and greater efficiencies.

Operating costs and expenses for fiscal year 2000 include one-time costs of $531,000 associated with the December 1999 acquisition of USAR Systems.

> **Operating Income.** Operating income was $76.7 million in fiscal year 2001, up from operating income of $43.0 million in fiscal year 2000. Operating income was impacted by a 48% increase in net sales and an increase to 56% gross margin from 52% in the prior year. Fiscal year 2000 operating income was impacted by a one-time acquisition cost of $531,000.

Operating income for the Standard Semiconductor Products segment in fiscal year 2001 was $71.2 million, an increase of 71% over the prior fiscal year. Operating income in the Standard segment was benefited by a significant increase in our protection and high performance product line sales, which had above our consolidated average operating margins.

Operating income for the Rectifier and Assembly Products increased to $3.4 million in fiscal year 2001, up 353% from $745,000 in fiscal year 2000. The increase was largely due to a shift in manufacturing to our lower-cost facility in Mexico and reduced overhead. Other Products operating income was $2.1 million in fiscal year 2001, up from $1.1 million in the prior year, as a result of better overhead utilization and reduced costs associated with this segment.

> **Interest and Other Income.** Interest and other income of $9.3 million was realized in fiscal year 2001, up significantly from interest and other income of $1.1 million in fiscal year 2000. Interest and other income in fiscal year 2001 is comprised primarily of interest income. For fiscal year 2000, interest and other income and expense was primarily interest income. The significant increase in interest and other income in fiscal year 2001 over the prior year was income attributable to cash provided by the February 2000 issuance of $400.0 million of our convertible subordinated notes. Interest income from investments made with these proceeds exceeded the fixed interest expense paid to bond holders.

> *Provision for Taxes.* Provision for income taxes was $25.8 million in fiscal year 2001, an effective tax rate of 30%. Provision for income taxes was $14.7 million in fiscal year 2000, an effective tax rate of 33%. The decline is due to increased sales through foreign-based subsidiaries that are in lower tax jurisdictions.

Selected Quarterly Financial Data (Unaudited)

The following tables set forth our unaudited consolidated statements of income data for each of the eight quarterly periods ended January 27, 2002, as well as that data expressed as a percentage of our net sales for the quarters presented. You should read this information in conjunction with our consolidated financial statements and related notes appearing in this Form 10-K. We have prepared this unaudited consolidated information on a basis consistent with our audited consolidated financial statements, and, in the opinion of our management, it reflects all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the operating results for any quarter.

	Quarter Ended							
	April 30, 2000	July 30, 2000	Oct. 29, 2000	Jan. 28, 2001	April 29, 2001	July 29, 2001	Oct. 28 2001	Jan. 27, 2002
Net Sales	$ 57,412	$ 60,646	$ 69,012	$ 69,615	$ 60,528	$ 40,532	$ 43,745	$ 46,405
Cost of Sales	26,220	27,006	29,553	29,040	25,442	32,537	19,616	20,325
Gross Profit	31,192	33,640	39,459	40,575	35,086	7,995	24,129	26,080
Operating costs and expenses:								
Selling, general & engineering	8,220	8,638	9,546	9,760	9,922	8,008	7,982	7,886
Product development & engineering	7,045	7,721	8,615	8,627	8,048	7,319	7,150	7,227
One-time charges	–	–	–	–	951	1,776	–	–
Total operating costs and expenses	15,265	16,359	18,161	18,387	18,921	17,103	15,132	15,113
Operating income	15,927	17,281	21,298	22,188	16,165	(9,108)	8,997	10,967
Interest and other income, net	1,329	2,311	2,758	2,936	2,119	1,799	1,718	843
Income before taxes and extraordinary items	17,256	19,592	24,056	25,124	18,284	(7,309)	10,715	11,810
Provisions for taxes	5,177	5,878	7,216	7,537	5,306	(2,232)	3,000	3,068
Net income before extraordinary items	$ 12,079	$ 13,714	$ 16,840	$ 17,587	$ 12,978	$ (5,077)	$ 7,715	$ 8,742
Extraordinary gain, net of tax	–	–	–	–	239	–	1,405	–
Net income	$ 12,079	$ 13,714	$ 16,840	$ 17,587	$ 13,217	$ (5,077)	$ 9,120	$ 8,742
Net income before extraordinary items per share:								
Basic	$ 0.19	$ 0.21	$ 0.25	$ 0.26	$ 0.19	$ (0.07)	$ 0.11	$ 0.12
Diluted	$ 0.16	$ 0.18	$ 0.22	$ 0.23	$ 0.17	$ (0.07)	$ 0.10	$ 0.11
Net income per share:								
Basic	$ 0.19	$ 0.21	$ 0.25	$ 0.26	$ 0.19	$ (0.07)	$ 0.13	$ 0.12
Diluted	$ 0.16	$ 0.18	$ 0.22	$ 0.23	$ 0.17	$ (0.07)	$ 0.12	$ 0.11
Weighted average number of shares:								
Basic	64,682	65,820	66,923	67,582	68,467	69,446	70,605	71,425
Diluted	74,764	75,828	77,114	76,208	77,120	69,446	78,338	78,792

	Quarter Ended							
	April 30, 2000	July 30, 2000	Oct. 29, 2000	Jan. 28, 2001	April 29, 2001	July 29, 2001	Oct. 28 2001	Jan. 28, 2002
As a Percentage of Net Sales:								
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	45.7	44.5	42.8	41.7	42.0	80.3	44.8	43.8
Gross profit	54.3	55.4	57.1	58.3	58.0	19.7	55.1	56.2
Operating costs and expenses:								
Selling, general and administrative	14.3	14.2	13.8	14.0	16.4	19.8	18.2	17.0
Product development & engineering	12.3	12.7	12.5	12.4	13.3	18.1	16.3	15.6
One-time charges	—	—	—	—	1.6	4.4	—	—
Total operating costs & expenses	26.6	27.0	26.3	26.4	31.3	42.2	34.6	32.6
Operating income	27.7	28.5	30.9	31.9	26.7	(22.5)	20.6	23.6
Interest and other income, net	2.3	3.8	4.0	4.2	3.5	4.4	3.9	1.8
Income before taxes and extraordinary items	30.1	32.3	34.9	36.1	30.2	(18.0)	24.5	25.4
Provision for taxes	9.0	9.7	10.5	10.8	8.8	(5.5)	6.9	6.6
Net income before extraordinary items	21.0	22.6	24.4	25.3	21.4	(12.5)	17.6	18.8
Extraordinary gain, net of tax	—	—	—	—	0.4	—	3.2	—
Net income	21.0%	22.6%	24.4%	25.3%	21.8%	(12.5)%	20.8%	18.8%

Liquidity and Capital Resources

We evaluate segment performance based on net sales and operating income of each segment. We do not track segment data or evaluate segment performance on additional financial information. As such, there are no separately identifiable segment assets and liabilities.

On February 14, 2000, we completed a private offering of $400.0 million principal amount of convertible subordinated notes that bear interest at the rate of 4-1/2% per annum and are convertible into our common stock at a conversion price of $42.23 per share. The notes are due in 2007 and redeemable in 2003. We have used the net proceeds of the notes offering, in part, for general corporate purposes, including working capital, expansion of sales, marketing and customer service capabilities, and product development. In addition, we may use a portion of the net proceeds from the notes offering to acquire or invest in complementary businesses, technologies, services or products.

As of January 27, 2002, we had working capital of $403.0 million, compared with $530.7 million as of January 28, 2001. The ratio of current assets to current liabilities as of January 27, 2002 was 15.8 to 1, compared to 16.2 to 1 as of January 28, 2001. The drop in working capital as of January 27, 2002 was mostly the result of an increase in investments with maturities greater than one year.

Cash provided by operating activities was $64.7 million for fiscal year 2002, compared to $86.0 million for fiscal year 2001. Net income for fiscal year 2002 was reduced by non-cash charges for depreciation and amortization of $10.3 million. Net operating cash flows were positively impacted by net income of $26.0 million and by a decrease in receivables and inventories, tax benefit from stock option exercises, income taxes payable and other assets. These were partially offset by increases in deferred income taxes, accounts payable and accrued liabilities, and other liabilities.

Investing activities used $305.7 million for fiscal year 2002 compared to $212.4 million used in fiscal year 2001. Investing activities for both periods consists of increases in temporary investments, purchases of long-term investments, and capital expenditures. Investing activities for fiscal year 2002 included proceeds of $731,000 from the sale of assets.

Our financing activities used $36.2 million during fiscal year 2002 and added $404.5 million in the prior year. Financing activities for fiscal year 2002 reflect the proceeds from stock option exercises, which were more than offset by cash used to repurchase common stock and long-term debt. Financing activities for fiscal year 2001 reflect the proceeds, net of related fees, from the issuance of $400.0 million of convertible subordinated notes and cash provided by stock option exercises and other long term financing items.

We do not have any off balance sheet financing activities and do not have any special purpose entities. As of January 27, 2002, we have approximately $8.2 million in operating lease commitments that extend over a six year period. The portion of these operating lease payments due during the coming fiscal year is less than $1.8 million. As of January 27, 2002, we had no borrowings outstanding under any credit facility.

Contractual Obligations:

	Payments due by period				
(In thousands)	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt	$ 364,320	$ —	$ —	$ 364,320	$ —
Operating leases	8,224	1,793	2,540	1,655	2,236
Total contractual cash obligations	$ 372,544	$ 1,793	$ 2,540	$ 365,975	$ 2,236

In order to develop, design and manufacture new products, we have made significant expenditures during the past five years. These investments aimed at developing new products, including the hiring of many design and applications engineers and related purchase of equipment, will continue. We intend to continue to invest in those areas that have shown potential for viable and profitable market opportunities. Certain of these expenditures, particularly the addition of design engineers, do not generate significant payback in the short-term. We plan to finance these expenditures with cash generated by operations and investments.

Purchases of new capital equipment were made primarily to improve internal computer systems and expand manufacturing capacity. Funding for these purchases was made from our operating cash flows and cash reserves. We have made significant investments in product and process technology. We believe that sales generating cash flows, together with the proceeds of the notes offering and cash reserves, are sufficient to fund operations and capital expenditures for the foreseeable future.

Inflation

Inflationary factors have not had a significant effect on our performance over the past several years. A significant increase in inflation would affect our future performance.

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policy," we identified the most critical accounting policies upon which our financial status depends. We determined the critical principles by considering accounting policies that involve the most complex or objective decisions or assessments. We identified our most critical accounting policies to be related to revenue recognition, inventory valuation and use of estimates. We state these accounting policies in the notes to the consolidated financials statements and at relevant sections in this management's discussion and analysis.

Recently Issued Accounting Standards

In June 1998 and June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Investments and Hedging Activities," and SFAS No. 137, which delayed the effective date of SFAS No. 133. In June 2000, the FASB issued SFAS No. 138, which provides additional guidance for the application of SFAS No. 133 for certain transactions. We adopted the statement in fiscal year 2002 and the adoption of this statement did not have a material impact on our financial position or results of operations.

The FASB recently approved two statements: SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements provide guidance on the accounting for business combinations, requires all future business combinations to be accounted for using the purchase method, discontinue amortization of goodwill, define when and how intangible assets are amortized, and require an annual impairment test for goodwill. We have adopted these statements effective January 28, 2002. We believe that adoption of these standards will not have a material impact on our results of operations and financial position.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We plan to adopt this statement effective January 26, 2003. We do not expect that the adoption of SFAS No. 143 will have a material impact on our results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provision of APB Opinion No. 30 "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business (as previously defined in that Opinion). SFAS 144 also resolves significant implementation issues related to Statement 121. We have adopted this statement effective with the fiscal year beginning January 28, 2002. We are currently reviewing these standards to determine the impact on our results of operations and financial position, however, we do not expect that the adoption of this statement will have material impact.

Risk Factors

You should carefully consider and evaluate all of the information in this Annual Report, including the risk factors listed below. The risks described below are not the only ones facing our company. Additional risks not now known to us or that we currently deem immaterial may also impair our business operations.

If any of these risks actually occur, our business could be materially harmed. If our business is harmed, the trading price of our common stock could decline.

This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report. We undertake no duty to update any of the forward-looking statements after the date of this Annual Report.

- Economic decline may have adverse consequences for our business
- The cyclical nature of the electronics and semiconductor industries may limit our ability to maintain or increase revenue and profit levels during industry downturns
- Fluctuations and seasonality in the personal computer industry and economic downturns in our end-markets may have adverse consequences for our business
- We obtain certain essential components and materials and certain manufacturing services from a limited number of suppliers and subcontractors, including foreign-based entities
- Reductions in communications infrastructure investments could adversely affect our business
- We may be unsuccessful in developing and selling new products required to maintain or expand our business

- Our products may be found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance
- Our share price could be subject to extreme price fluctuations, and shareholders could have difficulty trading shares
- We sell and trade with foreign customers, which subjects our business to increased risks applicable to international sales
- Our foreign currency exposures may change over time as the level of activity in foreign markets grows and could have an adverse impact upon financial results
- Our future operating results may fluctuate, fail to match past performance or fail to meet expectations
- We receive a significant portion of our revenues from a small number of customers and the loss of any one of these customers could adversely affect our operations
- We have acquired and may continue to acquire other companies and may be unable to successfully integrate these companies into our operations
- We compete against larger, more established entities and our market share may be reduced if we are unable to respond to our competitors effectively
- We must commit resources to product production prior to receipt of purchase commitments and could lose some or all of the associated investment
- The loss of any of our key personnel or the failure to attract or retain the specialized technical and management personnel could impair our ability to grow our business
- We are subject to environmental regulations, which may require us to incur significant expenditures
- Major earthquakes may cause us significant losses
- Terrorist attacks, such as the attacks that occurred on September 11, 2001, and other acts of violence or war may negatively affect our operations and your investment
- We may be unable to adequately protect our intellectual property rights
- We could be required to register as an investment company and become subject to substantial regulation that would interfere with our ability to conduct our business

Quantitative and Qualitative Disclosures About Market Risks

Foreign Currency Risk

As a global enterprise, we face exposure to adverse movements in foreign currency exchange rates. Because of the relatively small size of each individual currency exposure, we do not employ hedging techniques designed to mitigate foreign currency exposures. Likewise, we could experience unanticipated currency gains or losses. Our foreign currency exposures may change over time as the level of activity in foreign markets grows and could have an adverse impact upon our financial results.

Certain of our assets, including certain bank accounts and accounts receivable, exist in nondollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. The nondollar-denominated currencies are principally Euro and British Pounds Sterling. Additionally, certain of our current and long-term liabilities are denominated principally in British Pounds Sterling currency, which are also sensitive to foreign currency exchange rate fluctuations.

Substantially all of our foreign sales are denominated in U.S. dollars and currency exchange fluctuations in countries where we do business could harm our business by resulting in pricing that is not competitive with prices denominated in local currencies.

Interest Rate Risk

As of January 27, 2002, we had $364.3 million in long-term debt outstanding at a fixed interest rate of 4-1/2% per annum. We do not currently hedge any potential interest rate exposure. Interest rates affect our return on excess cash and investments. A significant decline in interest rates would reduce the amount of interest income generated from our excess cash and investments.

Consolidated Statements of Income

(In thousands, except earnings per share data) Three years ended January 27, 2002	2002	2001	2000
Net Sales	$ 191,210	$ 256,685	$ 173,768
Cost of Sales	97,920	111,819	82,731
Gross Profit	93,290	144,866	91,037
Operating costs and expenses:			
Selling, general and administrative	33,798	36,164	27,206
Product development and engineering	29,744	32,008	20,342
Restructuring charge	2,727	—	—
Acquisition costs	—	—	531
Operating costs and expenses	66,269	68,172	48,079
Operating Income	27,021	76,694	42,958
Interest expense	(18,917)	(18,718)	(57)
Interest and other income, net	25,728	28,052	1,203
Income before provision for taxes	33,832	86,028	44,104
Provision for taxes	9,473	25,808	14,709
Income before extraordinary gain	24,359	60,220	29,395
Extraordinary gain on extinguishment of debt, net of tax	1,644	—	—
Net Income	$ 26,003	$ 60,220	$ 29,395
Earnings per share:			
Basic earnings per share -			
Income before extraordinary gain	$ 0.35	$ 0.91	$ 0.48
Extraordinary gain on extinguishment of debt, net of tax	$ 0.02	$ —	$ —
Net income	$ 0.37	$ 0.91	$ 0.48
Diluted earnings per share -			
Income before extraordinary gain	$ 0.31	$ 0.79	$ 0.42
Extraordinary gain on extinguishment of debt, net of tax	$ 0.02	$ —	$ —
Net income	$ 0.33	$ 0.79	$ 0.42
Weighted average number of shares -			
Basic	69,983	66,247	61,670
Diluted	77,747	76,527	70,630

See accompanying notes.

Consolidated Balance Sheets

(In thousands, except share data) As of January 27, 2002 and January 28, 2001	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 46,300	$ 323,182
Temporary investments	324,870	148,582
Receivables, less allowances of $973 in 2002 and $1,100 in 2001	19,181	37,935
Inventories	22,728	31,595
Income taxes refundable	2,019	—
Deferred income taxes	11,786	19,993
Other current assets	3,372	4,381
Total current assets	430,256	565,668
Property, plant and equipment, net	51,516	40,064
Investments with maturities in excess of 1 year	172,332	59,215
Deferred income taxes	27,659	936
Other assets	8,638	11,405
Total Assets	$ 690,401	$ 677,288
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 7,341	$ 12,934
Accrued liabilities	16,845	18,925
Deferred revenue	1,936	2,049
Income taxes payable	1,099	756
Other current liabilities	65	267
Total current liabilities	27,286	34,931
Convertible subordinated debentures	364,320	400,000
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 250,000,000 authorized 72,148,573 issued and outstanding in 2002 and 68,158,882 issued and 68,116,382 outstanding in 2001	722	682
Treasury stock, 42,500 at cost in 2001	—	(1,018)
Additional paid-in capital	162,856	111,303
Retained earnings	131,459	131,718
Accumulated other comprehensive income (loss)	3,758	(328)
Total stockholders' equity	298,795	242,357
Total Liabilities and Stockholders' Equity	$ 690,401	$ 677,288

See accompanying notes.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Three years ended January 27, 2002 (In thousands, except share amounts)	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity
Balance at January 31, 1999	60,775,920	$ 608	$ 30,005	$ 49,411	$ —	$ (253)	$ 79,771
Comprehensive income:							
Net income	—	—	—	29,395	—	—	29,395
Translation adjustment	—	—	—	—	—	32	32
Comprehensive income	—	—	—	—	—	—	29,427
Effect of pooling with USAR Systems	990,808	10	1,224	(143)	—	—	1,091
Treasury stock repurchase	(1,402,000)	—	—	—	(13,836)	—	(13,850)
Reissued treasury stock	1,382,000	—	—	(7,165)	13,836	—	6,685
Purchase of Practical Sciences	20,000	—	349	—	—	—	349
Exercise of stock options	2,329,776	23	5,035	—	—	—	5,058
Tax benefit from exercised stock options	—	—	16,951	—	—	—	16,951
Balance at January 30, 2000	64,096,504	641	53,564	71,498	—	(221)	125,482
Comprehensive income:							
Net income	—	—	—	60,220	—	—	60,220
Translation adjustment	—	—	—	—	—	(107)	(107)
Comprehensive income	—	—	—	—	—	—	60,113
Treasury stock repurchase	(42,500)	—	—	—	(1,018)	—	(1,018)
Exercise of stock options	4,062,378	41	16,946	—	—	—	16,987
Tax benefit from exercised stock options	—	—	40,793	—	—	—	40,793
Balance at January 28, 2001	68,116,382	682	111,303	131,718	(1,018)	(328)	242,357
Comprehensive income:							
Net income	—	—	—	26,003	—	—	26,003
Unrealized gains on investments	—	—	—	—	—	3,782	3,782
Translation adjustment	—	—	—	—	—	304	304
Comprehensive income	—	—	—	—	—	—	30,089
Treasury stock repurchase	(1,187,500)	—	—	—	(32,226)	—	(32,226)
Treasury stock reissued	1,230,000	—	—	(26,262)	33,244	—	6,982
Exercise of stock options	3,989,691	40	21,575	—	—	—	21,615
Tax benefit from exercised stock options	—	—	29,978	—	—	—	29,978
Balance at January 27, 2002	72,148,573	$ 722	$ 162,856	$ 131,459	$ —	$ 3,758	$ 298,795

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands) Three years ended January 27, 2002	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 26,003	$ 60,220	$ 29,395
Adjustments to reconcile net income to			
Net cash provided by operating activities:			
Depreciation and amortization	10,327	8,837	4,118
Deferred income taxes	(18,516)	(13,776)	(21,487)
Gain on disposition of property, plant and equipment	(302)	—	—
Gain on extinguishment of debt	(2,283)	—	—
Provision for doubtful accounts	160	760	45
Tax benefit from stock option exercises	29,978	40,793	16,951
Non-cash portion of restructuring charge	—	—	—
Changes in assets and liabilities, net of effect of acquisition:			
Receivables	18,594	(13,472)	(9,854)
Inventories	9,742	(5,014)	(9,778)
Income taxes refundable	(2,019)	—	—
Other current assets	681	(3,407)	(823)
Accounts payable	(5,593)	2,211	5,427
Accrued liabilities	(2,080)	10,056	3,767
Deferred revenue	(113)	(506)	320
Income taxes payable	343	(633)	18,340
Other liabilities	(202)	(65)	180
Net cash provided by operating activities	64,720	86,004	36,601
Cash flows from investing activities:			
Temporary investments, net	(173,370)	(130,516)	(16,418)
Purchases of investments, maturing in excess of 1 year	(112,253)	(59,215)	—
Proceeds from sale of property, plant and equipment	731	—	—
Purchases of property, plant and equipment	(20,812)	(22,667)	(15,009)
Net cash used in investing activities	(305,704)	(212,398)	(31,427)
Cash flows from financing activities:			
Issuance of long-term debt, net of fees	—	388,489	—
Exercise of stock options	21,615	16,987	5,058
Repurchase of treasury stock	(32,226)	(1,018)	(13,850)
Reissuance of treasury stock	6,982	—	6,685
Repurchase of subordinated debentures	(32,573)	—	—
Effect of pooling of interests	—	—	1,091
Net cash provided by (used in) financing activities	(36,202)	404,458	(1,016)
Effect of exchange rate changes on cash and cash equivalents	304	(107)	32
Net increase (decrease) in cash and cash equivalents	(276,882)	277,957	4,190
Cash and cash equivalents at beginning of year	323,182	45,225	41,035
Cash and cash equivalents at end of year	$ 46,300	$ 323,182	$ 45,225

See accompanying notes.

Notes to Consolidated Financial Statements

1

Summary of Significant Accounting Policies

Business

Semtech Corporation and its wholly owned subsidiaries (Semtech International, Semtech Corpus Christi, Semtech Limited, Semtech Santa Clara, Semtech San Diego, Acapella Limited, and Semtech New York, together, the Company) is a leading supplier of analog and mixed-signal semiconductors. The Company designs, manufacturers and markets a wide range of products for commercial applications, the majority of which are sold into the communications, industrial and computer markets. The end customers for the Company's products are primarily original equipment manufacturers, or OEMs, that produce and sell electronics. The Company's primary facilities are in Camarillo, Santa Clara and San Diego, California; Corpus Christi, Texas; St. Gallen, Switzerland; Reynosa, Mexico; and Glasgow and Southampton, United Kingdom.

Fiscal Year

The Company reports results on the basis of fifty-two and fifty-three week periods. The fiscal years ended January 27, 2002, January 28, 2001 and January 30, 2000 each consisted of fifty-two weeks.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Semtech Corporation and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Translation

The assets and liabilities of the Company's foreign subsidiaries are translated using currency exchange rates at fiscal year end. Income statement items are translated at average exchange rates prevailing during the period. The translation gains or losses are included in accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. Transaction gains and losses are included in the determination of net income and have been insignificant.

Cash, Cash Equivalents and Investments

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains cash balances and investments in highly qualified financial institutions. At various times such amounts are in excess of insured limits. The Company accounts for its investments under the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, *"Accounting for Certain Investments in Debt and Securities."* Investments consist of government and corporate obligations.

Inventories

Inventories are stated at the lower of cost or market and consist of materials, labor and overhead. Cost is determined by the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives: buildings for thirty years; leasehold improvements for the lesser of estimated useful life or lease term; machinery and equipment for two to six years; and furniture and office equipment for three to six years. Maintenance and repairs are charged to expense as incurred and the costs of additions and betterments that increase the useful lives of the assets are capitalized. When property of equipment are disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in operations.

Software Development Costs

In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," development costs related to software products are expensed as incurred until the technological feasibility of the product has been established. The cost of purchased software is capitalized when related to a product which has achieved technological feasibility or that has an alternative future use. Software development costs incurred prior to achieving technological feasibility as well as certain licensing costs are charged to product development and engineering expense as incurred.

Capitalized software development costs are reported at the lower of unamortized cost or net realizable value. Commencing upon initial product release, these costs are amortized based on the straight-line method over the estimated life, or a ratio of current revenues to total anticipated revenues, generally three years. Fully amortized software costs are removed from the financial records. As of January 27, 2002 and January 28, 2001, $501,000 and $960,000, respectively, of capitalized software costs are included in "Other assets" in the accompanying consolidated balance sheets. Amortization expense of capitalized software costs totaled $550,000, $426,000 and $26,000 in fiscal years 2002, 2001 and 2000, respectively, and are included in "Cost of Sales" in the accompanying consolidated statements of income.

Income Taxes

Deferred income tax assets or liabilities are computed based on the temporary differences between the financial statement and income tax bases of assets and liabilities using the statutory marginal income tax rate in effect for the years in which the differences are expected to reverse. Deferred income tax expense or benefit is based on the changes in the deferred income tax assets or liabilities from period to period.

As of January 27, 2002 and January 28, 2001, approximately $25.1 million and $16.4 million, respectively, of unremitted income related to the Company's wholly-owned European subsidiaries are not subject to U.S. Federal and state income taxes except when such income is paid to the parent company. U.S. Federal and state income taxes have not been provided on this income as it is management's intention that these amounts will not be distributed in a taxable transaction.

Revenue Recognition

The Company generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, receipt by the customer has occurred, the fee is fixed or determinable and collectibility is probable. Product design and engineering revenue is recognized during the period in which services are performed. The Company defers revenue recognition on shipment of certain products to distributors where return privileges exist until the products are sold through to end users.

Earnings per Share

Basic earnings per common share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options. The weighted average number of shares used to compute basic earnings per share in fiscal years 2002, 2001 and 2000 were 69,983,000, 66,247,000 and 61,670,000, respectively. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding plus the dilutive effect of its outstanding stock options ("common stock equivalents"), or 77,747,000, 76,527,000 and 70,630,000 in fiscal years 2002, 2001 and 2000, respectively.

Options to purchase approximately 215,000, 84,000 and 200,000 shares were not included in the computation of fiscal years 2002, 2001 and 2000 diluted net income per share because such options were considered anti-dilutive. Shares associated with the Company's outstanding convertible subordinated debentures are not included in the computation of net income per share as they are anti-dilutive.

Stock Distribution

On September 26, 2000, the Company effected a two-for-one stock split in the form of a 100% stock dividend which was payable to shareholders of record as of September 5, 2000. On September 14, 1999, the Company effected a two-for-one stock split in the form of a 100% stock dividend which was payable to shareholders of record as of August 30, 1999. All shares, per share data, common stock, and stock option amounts herein have been restated to reflect the effect of these splits.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximate their fair market value due to the short-term nature of those instruments. The fair value of long-term debt obligations is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying value of these obligations approximate their fair values.

Recently Issued Accounting Standards

In June 1998 and June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Investments and Hedging Activities," and SFAS No. 137, which delayed the effective date of SFAS No. 133. In June 2000, the FASB issued SFAS No. 138, which provides additional guidance for the application of SFAS No. 133 for certain transactions. The Company adopted the statement in fiscal year 2002 and the adoption of this statement did not have a material impact on its financial position or results of operations.

The FASB recently approved two statements: SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," which provide guidance on the accounting for business combinations, requires all future business combinations to be accounted for using the purchase method, discontinues amortization of goodwill, defines when and how intangible assets are amortized, and requires an annual impairment test for goodwill. The Company adopted these statements effective January 28, 2002. The adoption of these standards will not have a material impact on the Company's results of operations and financial position.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company plans to adopt this statement effective January 26, 2003. The Company does not expect that the adoption of SFAS No. 143 will have a material impact on its results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provision of APB Opinion No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business (as previously defined in that Opinion). SFAS No. 144 also resolves significant implementation issues related to SFAS No. 121. The Company adopted this statement effective with the fiscal year beginning January 28, 2002. The Company is currently reviewing these standards to determine the impact on its results of operations and financial position, however, the Company does not expect that the adoption of this statement to have a material impact.

Reclassifications

Certain prior year balances have been reclassified to be consistent with current year presentation.

Estimates Used by Management

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2

Business Combinations and Purchases

On December 6, 1999, the Company completed a merger with USAR Systems Incorporated (USAR), based in New York, New York. Under the agreement, USAR shareholders received 990,808 shares of Semtech common stock for all outstanding shares of USAR stock. The Company acquired USAR Systems to broaden its product line for serving the market for portable systems.

The acquisition of USAR was accounted for as a pooling of interests in accordance with APB Opinion No. 16 and related Securities and Exchange Commission pronouncements. USAR's financial position and results of operations prior to the fourth quarter of fiscal year 2000 were immaterial in relation to Semtech's overall results. Therefore, the effect of the merger prior to November 1, 1999 has been adjusted to retained earnings. Merger related costs of $531,000 associated with the acquisition of USAR are reflected as "Acquisition costs" in the accompanying consolidated statements of income.

During the third quarter of fiscal year 2000, Semtech purchased a communication design firm, Practical Sciences. Semtech issued 20,000 shares of common stock to the owner of Practical Sciences. The purchase price, based on the Company's stock price, was approximately $349,000 and resulted in goodwill of approximately $260,000, which is amortized over six years.

3

Stock and Convertible Subordinated Debt Repurchase Programs

In fiscal year 2000, the Company repurchased 1,402,000 shares under two separate stock repurchase programs for approximately $13.9 million. All of the 1,402,000 repurchased shares were reissued to cover the exercise of employee stock options and the acquisition of Practical Sciences (see Note 2). On December 3, 1999, the Company discontinued any additional repurchases under these stock repurchase programs.

On January 4, 2001, the Company announced that its Board of Directors had approved a program to repurchase up to $50.0 million of its common stock and registered convertible subordinated notes. On September 20, 2001, the Company indicated that its Board had authorized an additional $50.0 million in buybacks, increasing the total amount authorized under the buyback program to $100.0 million. As of January 27, 2002, the Company had repurchased 1,230,000 shares of its common stock at a cost $33.2 million under this program. All of the repurchased shares of common stock have been reissued as a result of stock options exercises. During fiscal year 2002, the Company repurchased 35,680 convertible subordinated debentures (face value of $1,000 each) at a cost of $32.6 million in open market transactions and recognized an extraordinary gain on the repurchase of these convertible subordinated debentures of $2.3 million net of associated taxes of $639,000. The Company has retired these repurchased debentures.

4

One-Time Costs

Operating income for fiscal year 2002 includes one-time costs of $14.0 million for the write-down of inventory and discontinuation of certain products; one-time costs of approximately $2.0 million associated with headcount reductions; and one-time costs of $765,000 associated with a pending Superfund settlement.

The write-down of inventory and discontinuation of certain products was the result of a critical review conducted during the second quarter. A severe industry downturn and a related drop in demand from end customers made certain inventories excess and obsolete, and certain product lines non-strategic. Of the $14.0 million write-down of inventory and discontinuation of certain products, $13.4 million was associated with the Standard Products segment, $400,000 with the Rectifier and Assembly Products segment and $150,000 with the Other Products segment.

Headcount reductions so far in fiscal year 2002 were associated with the sale of our Santa Clara, California wafer fabrication facility and general reductions in response to lower sales levels. All one-time costs for headcount reductions have been paid as of January 27, 2002, except for $231,000.

5 Disposition of Assets

On April 23, 2001, the Company sold its Santa Clara, California wafer fab facility to STI Foundry, Inc. In exchange for approximately $1.6 million of assets associated with the facility, the Company received $1.0 million in cash and approximately a $1.4 million receivable for either future inventory or cash from the new owners. The Company expects to eventually recognize a gain of approximately $855,000 on the sale of the wafer fab. As of January 27, 2002, $548,000 of the gain was still unrecognized, which represents the uncollectable portion of the receivable. The sale of the Santa Clara wafer fab is consistent with the Company's long-term strategy to utilize already installed process technologies at third party foundries.

6 Temporary and Long-Term Investments

Temporary and long-term investments consist of government, bank and corporate obligations. Temporary investments have original maturities in excess of three months, but mature within twelve months of the balance sheet date. Long-term investments have maturities in excess of one year from the date of the balance sheet.

In fiscal year 2002, the Company changed its investment classification from "hold to maturity" to "available for sale" because it expects to sell some securities prior to maturity. All $497.2 million worth of investments are now classified as "available for sale". The Company included an unrealized gain of $3.7 million, net of tax, in the comprehensive income portion of the Consolidated Statements of Stockholders' Equity and Comprehensive Income for fiscal year 2002.

In fiscal year 2002, investments generated interest income of $25.5 million and in fiscal year 2001, investments generated interest income of $28.0 million. In fiscal year 2002, investments generated interest income of $7.2 million from government issues, $18.2 million from corporate issues and $85,000 from mortgage-backed issues. In fiscal year 2001, investments generated interest income of $5.0 million from government issues, $23.1 million from corporate issues and $121,000 from mortgage-backed issues. As of January 27, 2002, all of the Company's investments mature on various dates through fiscal year 2004.

Temporary and long-term investments consist of the following security types, stated at fair market value:

(Thousands)	2002	2001
Government Issues	$ 112,321	$ 61,704
Corporate issues	384,881	144,403
Mortgage-backed issues	–	1,690
Total investments	$ 497,202	$ 207,797

7 Inventories

Inventories consisted of the following:

(Thousands)	2002	2001
Raw materials	$ 854	$ 2,144
Work in process	14,648	20,563
Finished goods	7,226	8,888
Total inventories	$ 22,728	$ 31,595

8

Property, Plant and Equipment

Property, plant and equipment consisted of the following:

(Thousands)	2002	2001
Property	$ 13,477	$ 13,149
Buildings	1,097	1,103
Leasehold improvements	1,969	1,915
Machinery and equipment	36,522	37,650
Furniture and office equipment	12,211	8,474
Construction in progress	16,245	3,197
Property, plant and equipment, gross	81,521	65,488
Less accumulated depreciation and amortization	(30,005)	(25,424)
Property, plant and equipment, net	$ 51,516	$ 40,064

9

Convertible Subordinated Debentures

On February 14, 2000, the Company completed a private offering of $400.0 million principal amount of convertible subordinated debentures that pay interest semiannually in February and July at a rate of 4-1/2% and are convertible into common stock at a conversion price of $42.23 per share. The notes are due in seven years from the date of issuance and callable by the Company after three years. In connection with these convertible subordinated debentures, the Company incurred $11.5 million in underwriter fees and other costs, which are amortized as interest expense using the effective interest method. The Company has used the net proceeds of the offering for general corporate purposes, including working capital, expansion of sales, marketing and customer service capabilities, and product development. In addition, the Company may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, services or products.

During fiscal year 2002, the Company repurchased 35,680 convertible subordinated debentures (face value of $1,000 each) at a cost of $32.6 million in open market transactions and recognized an extraordinary gain on the repurchase of these convertible subordinated debentures of $2.3 million with associated taxes of $639,000. The extraordinary gain of $2.3 million is net of approximately $824,000 of related unamortized pre-paid underwriter fees and other costs. The Company has retired these repurchased debentures.

For the fiscal year ended January 27, 2002, the Company incurred $18.9 million in interest expense associated with these convertible subordinated debentures. For the year ended January 28, 2001, interest expense associated with these convertible subordinated debentures was $18.7 million.

10

Accrued Liabilities

Accrued liabilities consisted of the following:

(Thousands)	2002	2001
Accrued interest	$ 8,190	$ 9,000
Payroll and related	3,190	6,515
Commissions	633	307
Other	4,832	3,103
Accrued liabilities	$ 16,845	$ 18,925



Income Taxes

The provision for taxes consisted of the following:

(Thousands)	2002	2001	2000
Current:			
Federal	$ 4,901	$ 23,772	$ 18,868
State	3,318	706	377
Foreign	505	545	–
Subtotal	8,724	25,023	19,245
Deferred:			
Federal	3,424	(1,833)	(4,023)
State	(2,274)	680	(513)
Foreign	(401)	1,938	–
Subtotal	749	785	(4,536)
Provision for taxes	$ 9,473	$ 25,808	$ 14,709

The change in the net deferred tax asset differs from the deferred tax provision to the extent of tax deductions obtained for non-qualified stock options in excess of the current tax liabilities, which has been offset by an entry to additional paid-in capital.

The components of the net deferred income tax assets at January 27, 2002 and January 28, 2001 are as follows:

Net current deferred income taxes:

(Thousands)	2002	2001
Deferred tax assets:		
Payroll and related	$ 395	$ 528
Deferred revenue	–	878
Inventory reserve	4,716	3,142
Bad debt reserve	300	248
State income taxes	–	–
AMT credit carryforward	–	383
Research and development credit carryforward	–	7,255
NOL carryforward	6,251	11,903
Other deferred assets	124	37
Total current deferred assets	11,786	24,374
Valuation reserve	–	(4,381)
Net current deferred income taxes	$ 11,786	$ 19,993

Net long-term deferred income taxes:

(Thousands)	2002	2001
Deferred tax assets:		
Inventory valuation	$ 122	$ 63
Research and development charges	3,309	2,359
Research credit carryforward	14,516	–
Manufacturing investment credit carryforward	535	296
AMT credit carryforward	383	–
NOL carryforward	17,343	–
Environmental	400	97
Total long-term deferred assets	36,608	2,815
Deferred tax liabilities:		
Depreciation and amortization	(1,327)	(1,879)
Total long-term deferred liabilities	(1,327)	(1,879)
Subtotal	35,281	936
Valuation reserve	(7,622)	–
Net long-term deferred income taxes	$ 27,659	$ 936

Realization of the net deferred tax assets is dependent on generating sufficient taxable income during the periods in which temporary differences will reverse. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the net deferred tax assets is considered realizable, however, could be adjusted in the near term if estimates of future taxable income during the reversal periods are revised.

In the current period, the valuation reserve posted against the deferred tax asset is classified as non-current. This change corresponds to the change in the classification of the related deferred tax asset from current to long-term.

As of January 27, 2002, the Company had net operating loss carryforwards available of approximately $106.3 million and $28.9 million for federal and state income tax purposes, respectively, which can be used to offset taxable income, expiring though 2022.

The provision for taxes reconciles to the amount computed by applying the statutory federal rate to income before taxes as follows:

(Thousands)	2002	2001	2000
Federal income tax at statutory rate	$ 12,504	$ 30,110	$ 15,436
State income taxes, net of federal benefit	1,256	3,078	2
Foreign sales corporation at rates less than statutory rates	–	–	(385)
Foreign taxes at rates less than domestic rates	(2,944)	(4,412)	28
Tax credits generated	(5,639)	(6,756)	–
Changes in valuation reserve	3,241	4,381	(419)
Permanent differences	872	43	381
Other	183	(636)	(334)
Provision for taxes	$ 9,473	$ 25,808	$ 14,709

The Company repurchased 35,680 convertible subordinated debentures and recognized an extraordinary gain on the purchase of these convertible subordinated debentures of $2.3 million with associated taxes of $639,000.

As of January 27, 2002, the Company had federal and state research credits available of approximately $9.0 million and $8.4 million for federal and state income tax purposes, respectively, which can be used to offset taxable income, expiring through 2022.

12

Commitments and Contingencies

The Company leases facilities and certain equipment under lease arrangements expiring in various years through fiscal year 2007. The aggregate minimum annual lease payments under leases in effect on January 27, 2002 were as follows:

Fiscal Year Ending (Thousands)	Operating Leases
2003	$ 1,793
2004	1,554
2005	986
2006	837
2007	818
Thereafter	2,236
Total minimum lease commitments	$ 8,224

Annual rent expense was $1.4 million, $1.7 million and $1.5 million for fiscal years 2002, 2001 and 2000, respectively.

On February 7, 2000, the Company was notified by the United States Environmental Protection Agency with respect to the Casmalia Disposal Site in

Santa Barbara, California. The Company has been included in the Superfund program to clean up this disposal site because it used this site for waste disposal. During the second quarter of fiscal year 2002, the Company recorded a one-time cost of $765,000 for the pending settlement of this matter with federal and state agencies.

On June 22, 2001, the Company was notified by the California Department of Toxic Substances Control ("State") that it may have liability associated with the clean up of the one-third acre Davis Chemical Company site in Los Angeles, California. The Company has been included in the clean-up program because it is one of the companies believed to have used the Davis Chemical Company site for waste recycling and/or disposal between 1949 and 1990. Investigation into this matter is in its early stages. At this time there is not a specific proposal or budget with respect to the clean-up of the site. Thus, no reserve has been established for this matter.

The Company uses an environmental consulting firm, specializing in hydrogeology, to perform periodic monitoring of the groundwater at its leased facility in Newbury Park, California. Certain contaminants have been found in the groundwater. Monitoring results over a number of years indicate that contaminants are coming from an adjacent facility. It is currently not possible to determine the ultimate amount of possible future clean-up costs, if any, that may be required of the Company at this site. Accordingly, no reserve for clean-up has been provided at this time.

Effective June 11, 1998, the Company's Board of Directors approved a Stockholder Protection Agreement to issue a Right for each share of common stock outstanding on July 31, 1998 and each share issued thereafter (subject to certain limitations). These Rights, if not cancelled by the Board of Directors, can be exercised into a certain number of Series X Junior Participating Preferred Stock after a person or group of affiliated persons acquire 25% or more of the Company's common stock and subsequently allow the holder to receive certain additional Company or acquirer common stock if the Company is acquired in a hostile takeover.

From time to time, the Company is a defendant in lawsuits involving matters which are routine to the nature of its business. Management is of the opinion that the ultimate resolution of all such matters will not have a material adverse effect on the accompanying consolidated financial statements.

13

Stockholders' Equity

On June 8, 2000, stockholders approved an increase in the number of authorized shares of the Company's common stock from 100,000,000 to 250,000,000.

The Company has various stock option plans that provide for granting options to purchase shares of the Company's common stock to employees, directors and consultants of the Company. The plans provide for the granting of options which meet the Internal Revenue Code qualifications to be incentive stock options, as well as nonstatutory options. Under these plans, the option price must be at least equal to the fair market value of the Company's common stock at the date of the grant for incentive stock options. Most incentive stock options expire within ten years from the date of grant. Generally, the options vest in equal annual increments over three to four years from the date of grant.

The plans provide for the issuance of 12,800,000 shares over the remaining life of the plans. The plans also provide for the further issuance of up to 8,000,000 additional shares, if authorized by the Board, which are reacquired in the open market or in a private transaction.

Stock option information with respect to the Company's stock option plans is as follows:

(In thousands, except share exercise prices)	2002		2001		2000	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Options outstanding, beginning of year	19,162	$ 8.54	20,440	$ 5.76	19,156	$ 3.63
Granted	1,638	25.90	3,196	21.12	5,230	11.99
Cancelled	(937)	15.88	(412)	10.89	(234)	6.02
Exercised	(5,220)	5.49	(4,062)	4.18	(3,712)	3.13
Options outstanding, end of year	14,643	$ 11.11	19,162	$ 8.54	20,440	$ 5.76
Options exercisable at the end of year	9,051	$ 6.78	9,720	$ 4.95	7,028	$ 3.34
Weighted average fair value of options granted during year		$ 20.83		$ 14.58		$ 6.69

Information about stock options outstanding at January 27, 2002 is summarized as follows:

Exercise Prices (Share amounts in thousands)	Number Outstanding 1/27/02	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Number Exercisable 1/27/02	Weighted Average Exercise Price
$ 0.31 - $ 4.60	4,763	$ 2.87	5.5 Years	4,306	$ 2.82
$ 4.61 - $ 9.20	4,027	$ 6.29	5.4 Years	3,111	$ 6.04
$ 9.21 - $ 13.80	172	$ 12.39	7.4 Years	84	$ 12.38
$ 13.81 - $ 18.40	2,253	$ 14.99	7.7 Years	884	$ 14.81
$ 18.41 - $ 23.00	424	$ 19.59	7.1 Years	254	$ 19.52
$ 23.01 - $ 27.60	2,600	$ 25.39	8.9 Years	325	$ 25.73
$ 27.61 - $ 32.20	172	$ 30.59	8.0 Years	49	$ 31.70
$ 32.21 - $ 36.80	162	$ 33.58	9.5 Years	13	$ 33.97
$ 36.81 - $ 41.40	64	$ 38.28	7.4 Years	23	$ 38.27
$ 41.41 - $ 46.00	6	$ 41.59	8.5 Years	2	$ 41.59
$ 0.31 - $ 46.00	14,643	$ 11.11	6.6 Years	9,051	$ 6.78

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", under which no compensation cost has been recognized. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for awards in 2002, 2001 and 2000, consistent with the provisions of SFAS No. 123, net income and net income per share would have been reduced to the following pro forma amounts:

(In thousands, except per share amounts)	2002	2001	2000
Additional compensation expense	$ 33,529	$ 31,737	$ 21,383
Proforma net income	$ 1,862	$ 38,004	$ 15,154
Proforma net income per share - basic	$ 0.03	$ 0.57	$ 0.25
Proforma net income per share - diluted	$ 0.02	$ 0.50	$ 0.21

The pro forma effect on net income for fiscal years 2002, 2001 and 2000, may not be representative of the pro forma effect on net income of future years because the SFAS No. 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to January 30, 1995.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Option valuation models also require the input of highly subjective assumptions such as expected option life and expected stock price volatility. The following assumptions were applied: (i) expected dividend yields of 0% for all periods, (ii) expected volatility rates of 86% for 2002, 82% for 2001 and 67% for 2000, (iii) expected lives of 4 to 6 years for all years, and (iv) risk-free interest rates ranging from 3.88% to 7.01% for all years.

Because the Company's employee stock-based compensation plans have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation models do not necessarily provide a reliable single measure of the fair value of awards from those plans.

14

Interest and Other Income, Net

Interest and other income, net, consisted of the following:

(Thousands)	2002	2001	2000
Interest income	$ 25,458	$ 28,158	$ 1,710
Gain on sale of wafer fab	307	–	–
Foreign currency transaction losses	(35)	(32)	(60)
Miscellaneous expense	(2)	(74)	(447)
Interest and other income, net	$ 25,728	$ 28,052	$ 1,203

15

Statements of Cash Flows

In connection with the sale of the Santa Clara wafer fab facility (see Note 5), the Company has utilized $875,000 in discounts for the purchase of inventory from STI Foundry, Inc. during fiscal year 2002. Income taxes paid in fiscal years 2002, 2001 and 2000, were $349,000, $59,000 and $440,000, respectively. For those same periods, the Company paid interest in the amounts of $18.0 million, $9.1 million and $57,000, respectively.

16

Business Segments and Concentrations of Risk

As of January 27, 2002, the Company operates in three reportable segments: Standard Semiconductor Products, Rectifier and Assembly Products, and Other Products. Included in the Standard Semiconductor Products segment are the power management, protection, high-performance, advanced communications, human interface and system management product lines. The Rectifier and Assembly Products segment includes the Company's line of assembly and rectifier products. The Other Products segment is made up of other custom IC and foundry sales.

The accounting policies of the segments are the same as those described above in the summary of significant accounting policies. The Company evaluates segment performance based on net sales and operating income of each segment. Management does not track segment data or evaluate segment performance on additional financial information. As such, there are no separately identifiable segment assets nor is there any separately identifiable statements of income data (below operating income).

The Company does not track or assign assets to individual reportable segments. Likewise, depreciation expense and capital additions are also not tracked by reportable segments.

Net Sales (In thousands)	2002	2001	2000
Standard Semiconductor			
Products	$ 175,881	$ 232,550	$ 153,229
Rectifier and Assembly			
Products	11,043	15,012	11,995
Other Products	4,286	9,123	8,544
Total Net Sales	$ 191,210	$ 256,685	$ 173,768

Operating Income (In thousands)	2002	2001	2000
Standard Semiconductor			
Products	$ 25,439	$ 71,208	$ 41,618
Rectifier and Assembly			
Products	3,733	3,378	745
Other Products	577	2,108	1,126
One-time charges	(2,728)	—	(531)
Total Operating Income	$ 27,021	$ 76,694	$ 42,958

Of the $14.0 million write-down of inventory and discontinuation of certain products that occurred in fiscal year 2002, $13.4 million was associated with the Standard Products segment, $400,000 with the Rectifier and Assembly Products segment and $150,000 with the Other Products segment. In the fourth quarter of fiscal year 2002, a one-time gain of $68,000 was recorded on the sale of inventory of the Standard Products segment that had been previously reserved.

The one-time charges of $2.7 million in fiscal year 2002 not assigned to a reportable segment included one-time costs of $2.0 million associated with headcount reductions and one-time costs of $765,000 associated with a pending Superfund settlement.

For the fiscal year 2002 and fiscal year 2001, one of our ATE end customers, including its subcontractors, accounted for approximately 13% and 14%, respectively, of net sales. For fiscal year 2002, one of our Asian distributors accounted for approximately 12% of net sales.

A summary of net external sales by region follows. The Company does not track customer sales by region for each individual reporting segment.

Net Sales (In thousands)	2002	2001	2000
Domestic	$ 73,025	$ 107,906	$ 62,574
Asia-Pacific	100,426	116,133	90,151
European	17,759	32,646	21,043
Total Net Sales	$ 191,210	$ 256,685	$ 173,768

Long lived assets located outside the United States as of the end of fiscal years 2002, 2001 and 2000 were approximately $7.2 million, $1.2 million and $1.5 million, respectively.

The Company relies on a limited number of outside subcontractors and suppliers for silicon wafers, packaging and certain other tasks. Disruption or termination of supply sources or subcontractors could delay shipments and could have a material adverse effect on the Company. Several of the Company's outside subcontractors and suppliers, including third-party foundries that supply silicon wafers, are located in foreign countries, including China, Malaysia, the Philippines and Germany.

Reports of Management and Independent Public Accountants

Report of Management

The accompanying consolidated financial statements, including the notes thereto, and other financial information presented in this annual report were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based upon our best estimates and judgments.

The Company has a system of internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly executed and recorded for the preparation of financial information. The concept of reasonable assurance is based on the recognition that the cost of a system of internal controls should not exceed the benefits derived.

Arthur Andersen LLP, independent public accountants, are retained to audit the Company's financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States, including examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

The Audit Committee of the Board of Directors, consisting solely of three outside directors, meets periodically and privately with the independent accountants, as well as management, to review accounting, auditing, internal accounting controls and financial reporting matters.



John D. Poe
Chairman and Chief Executive Officer



David G. Franz, Jr.
Vice President and Chief Financial Officer

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Semtech Corporation:

We have audited the accompanying consolidated balance sheets of Semtech Corporation (a Delaware corporation) and subsidiaries as of January 27, 2002 and January 28, 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended January 27, 2002. These financial statements referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Semtech Corporation and subsidiaries as of January 27, 2002 and January 28, 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 27, 2002, in conformity with accounting principles generally accepted in the United States of America.



Arthur Andersen LLP

Los Angeles, California
April 2, 2002

Five Year Selected Financial Data and Price Range of Common Stock and Related Data

Five Year Selected Financial Data

The selected historical financial data for each of the fiscal years in the five-year period ended January 27, 2002 have been derived from our audited financial statements. Such information for the three fiscal years ended January 27, 2002 is contained in and should be read in conjunction with our audited financial statements and accompanying notes included in this Annual Report.

(In thousands, except per share data)	Fiscal years ended January 27, 2002				
	1998	1999	2000	2001	2002
Consolidated Statement of Income Data:					
Net sales	$ 102,808	$ 114,519	$ 173,768	$ 256,685	$ 191,210
Cost of sales	53,879	60,241	82,731	111,819	97,920
Gross profit	48,929	54,278	91,037	144,866	93,290
Operating costs and expenses					
Selling, general and administrative	16,925	20,091	27,206	36,164	33,798
Product development and engineering	9,195	14,026	20,342	32,008	29,744
One-time charges	1,000	1,585	531	—	2,727
Total operating costs and expenses	27,120	35,702	48,079	68,172	66,269
Operating income	21,809	18,576	42,958	76,694	27,021
Interest and other income, net	350	786	1,146	9,334	6,811
Income before taxes and extraordinary item	22,159	19,362	44,104	86,028	33,832
Provision for taxes	7,398	6,467	14,709	25,808	9,473
Income before extraordinary gain	14,761	12,895	29,395	60,220	24,359
Extraordinary gain on extinguishment of debt, net of tax	—	—	—	—	1,644
Net income	$ 14,761	$ 12,895	$ 29,395	$ 60,220	$ 26,003
Net income before extraordinary gain per share:					
Basic	$ 0.26	$ 0.22	$ 0.48	$ 0.91	$ 0.35
Diluted	$ 0.24	$ 0.20	$ 0.42	$ 0.79	$ 0.31
Extraordinary gain on extinguishment of debt, net of tax per share:					
Basic	$ —	$ —	$ —	$ —	$ 0.02
Diluted	$ —	$ —	$ —	$ —	$ 0.02
Net income per share:					
Basic	$ 0.26	$ 0.22	$ 0.48	$ 0.91	$ 0.37
Diluted	$ 0.24	$ 0.20	$ 0.42	$ 0.79	$ 0.33
Weighted average number of shares:					
Basic	55,912	58,688	61,670	66,247	69,983
Diluted	60,472	63,568	70,630	76,527	77,747
Consolidated Balance Sheet Data:					
Cash, cash equivalents and investments	$ 20,660	$ 42,683	$ 63,291	$ 530,979	$ 543,502
Working capital	41,312	65,844	96,687	530,737	402,970
Total assets	67,135	92,556	149,350	677,288	690,401
Convertible subordinated notes	—	—	—	400,000	364,320
Total stockholders' equity	$ 54,661	$ 79,771	$ 125,482	$ 242,357	$ 298,795

Price Range of Common Stock and Related Data

Shares of the Company's common stock trade on the Nasdaq National Market under the symbol "SMTC." The following table sets forth, for the periods indicated, the high and low closing prices of our common stock, as reported on the Nasdaq National Market, giving effect to all stock splits through the date hereof. As of April 1, 2002, we had approximately 9,670 common stockholders of record.

	High	Low
Fiscal Year Ended January 28, 2001		
First Quarter	$ 37.94	$ 25.52
Second Quarter	47.06	22.50
Third Quarter	59.22	28.75
Fourth Quarter	$ 32.25	$ 15.38
Fiscal Year Ended January 27, 2002		
First Quarter	$ 34.75	$ 23.44
Second Quarter	37.31	24.34
Third Quarter	40.70	25.67
Fourth Quarter	$ 43.38	$ 32.31

Corporate Directory

Board of Directors

John D. Poe
Chairman of the Board and
Chief Executive Officer,
Semtech Corporation

Rockell N. Hankin
Vice Chairman, Semtech Corporation
and Chief Executive,
Hankin Investment Banking

James P. Burra
Chief Executive Officer,
Endural Division, Hoover Group, Inc.

Allen H. Orbuch
Management Consultant

James T. Schraith
Advisor, Quantum Technology Ventures

Officers and Key Executives

John D. Poe
Chairman of the Board and
Chief Executive Officer

David G. Franz, Jr.
Vice President, Chief Financial Officer
and Secretary

Paul D. Peterson
Vice President, Sales and Marketing

John T. Shaw
Vice President, Worldwide Operations

Steven F. Bergeron
Vice President, Quality and
Reliability Assurance

R. Nejo Necar
Vice President, Business Development

Zenyk R. Horbowy
Vice President, European Operations

Mark R. Drucker
Vice President, High Performance
Products

Lawrence A. King
Vice President, Portable Products

Jeffrey T. Pohlman
Vice President, Protection Products

J. Michael Wilson
Vice President, Power Computing
and Telecom Products

John M. Baumann
Treasurer

Suzanna Fabos
Corporate Counsel and
Assistant Secretary

Corporate Headquarters

200 Flynn Road
Camarillo, California 93012
Telephone (805) 498-2111

Mailing Address:
P.O. Box 6097
Camarillo, California 93011-6097

Web Site

www.semtech.com

Transfer Agent

Mellon Shareholder Services
Los Angeles, California
Telephone (800) 522-6645
www.mellon-investor.com

Design: Douglas Joseph Partners, Los Angeles


SEMTECH

semtech.com